UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

McDonald’s Corporation Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Table of Contents

(a)	Financial Statements and Supplemental Schedules

	Reports of Independent Registered Public Accounting Firms	1

	Statements of Net Assets Available for Benefits	3

	Statement of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	21

(b)	Exhibits

	Exhibit 23.1 - Consent of Crowe Chizek and Company LLC

	Exhibit 23.2 - Consent of Ernst & Young LLP

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Oak Brook, Illinois

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statement of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (“the Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

McDonald’s Corporation Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2005. This financial statement is the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 15, 2006

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006

(Amounts in thousands)

	Participant- Directed Investments	ESOP		Total 2006
		Allocated Account	Unallocated Account
ASSETS
Investment in the McDonald’s Corporation Profit Sharing and Savings Master Trust, at fair value
Investment securities	$1,715,125	$231,575	$244,521	$2,191,221
Participant loans	19,619	—	—	19,619

Total investments	1,734,744	231,575	244,521	2,210,840
Receivables
Company contributions	26,890	—	—	26,890
Accrued income	11	22	23	56
Other	190	(185)	—	5

Total receivables	27,091	(163)	23	26,951

Total assets	1,761,835	231,412	244,544	2,237,791
LIABILITIES
Management and administrative expenses payable	1,392	17	—	1,409
Other liabilities	1,666	43	81,734	83,443

Total liabilities	3,058	60	81,734	84,852

Net assets reflecting all investments at fair value	1,758,777	231,352	162,810	2,152,939

NET ASSETS AVAILABLE FOR BENEFITS	$1,758,777	$231,352	$162,810	$2,152,939

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005

(Amounts in thousands)

	Participant- Directed Investments	ESOP		Total 2005
		Allocated Account	Unallocated Account
ASSETS
Investment in the McDonald’s Corporation Profit Sharing and Savings Master Trust, at fair value
Investment securities	$1,469,499	$208,520	$207,977	$1,885,996
Participant loans	17,168	—	—	17,168

Total investments	1,486,667	208,520	207,977	1,903,164
Receivables
Company contributions	15,242	—	—	15,242
Accrued income	8	12	14	34
Other	4,329	(176)	(4,144)	9

Total receivables	19,579	(164)	(4,130)	15,285

Total assets	1,506,246	208,356	203,847	1,918,449
LIABILITIES
Management and administrative expenses payable	1,608	16	—	1,624
Other liabilities	496	79	89,193	89,768

Total liabilities	2,104	95	89,193	91,392

Net assets reflecting all investments at fair value	1,504,142	208,261	114,654	1,827,057

NET ASSETS AVAILABLE FOR BENEFITS	$1,504,142	$208,261	$114,654	$1,827,057

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

(Amounts in thousands)

	Participant- Directed Investments	ESOP		Total 2006
		Allocated Account	Unallocated Account
Additions to net assets attributed to:
Investment income from the McDonald’s Corporation Profit Sharing and Savings Master Trust
Investment securities income	$278,016	$62,616	$57,484	$398,116
Other income	327	—	—	327
Interest on participant loans	1,215	—	—	1,215

Total net investment income	279,558	62,616	57,484	399,658
Contributions
Company	42,965	—	13,240	56,205
Participants	42,713	—	—	42,713
Rollovers	1,622	—	—	1,622

Total contributions	87,300	—	13,240	100,540
Allocation of McDonald’s Corporation common stock , at fair value	13,125	9,443	—	22,568
Interfund transfers in	28,336	—	—	28,336

Total additions	408,319	72,059	70,724	551,102

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	148,982	20,280	—	169,262
Management and administrative expenses	4,564	352	—	4,916
Interfund transfers out	—	28,336	—	28,336
Company matching with profit sharing forfeitures	138	—	—	138
Company matching with ESOP shares, at fair value	—	—	22,568	22,568

Total deductions	153,684	48,968	22,568	225,220

Net increase	254,635	23,091	48,156	325,882
Net assets available for benefits
Beginning of year	1,504,142	208,261	114,654	1,827,057

End of year	$1,758,777	$231,352	$162,810	$2,152,939

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

General: Effective January 1, 2005, the McDonald’s Corporation Profit Sharing and Savings Trust was amended and restated in its entirety to create the McDonald’s Corporation Profit Sharing and Savings Master Trust (the Master Trust). The restated Master Trust funds both the McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) and the McDonald’s Ventures 401(k) Plan. The Plan was also amended and restated in its entirety on April 4, 2005 to reflect administrative system changes. The Plan was amended on November 16, 2005 to reflect changes as a result of Hurricane Katrina effective August 24, 2005.

On March 6, 2006 the Plan was amended to make a technical correction and to allow all participants the right to direct the Trustees to vote on the unallocated and unvoted shares of Company stock based on the relative allocated shares credited to their accounts. Previously, only participants who were employees were allowed to vote these securities.

On September 29, 2006, the Plan was amended to provide for an independent third party trustee as a special Fiduciary for McDonald’s Corporation shares relative to the split off of Chipotle Mexican Grill, Inc. on October 11, 2006.

On December 12, 2006, the Plan was amended to limit future investments in Company stock for participant contributions and Employer discretionary matching contributions.

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating Employer. The term “Company” includes all participating Employers in describing eligibility and contributions below.

Salaried restaurant management employees and staff employees in the Supervisory/Consulting band or below (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees and employees in the Management Advisory band and higher are eligible to make 401(k) contributions on a matched basis after one year of “eligible service” as defined by the Plan document.

Individuals that are employed as a salaried restaurant management employee or staff with a licensee-owned restaurant that is purchased by McDonald’s and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the Company match.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. Participants may also contribute distributions (excluding any after-tax employee contributions) from other tax qualified plans (within 60 days of receiving a payout from the other plan), tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made, from a SEP IRA described in Section 408 (e), from a simple retirement account described in Section 408 (p), and from the Federal Thrift Plan.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. All of the funds under the Plan are held in the McDonald’s Corporation Profit Sharing and Savings Master Trust.

The Trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company. The unallocated ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by the Company, and for Wachovia Bank through June, 2006. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

The Company contributes (after one year of eligible service) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board of Directors. For 2006, the Company made a 4% discretionary profit sharing match to the Plan.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. For participants who are automatically enrolled, the participant’s 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the Participant makes an investment election. Company Matching contributions are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution (based on the Safe Harbor match) and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of administrative and investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market.

In 1992 and 1995, the Company redeemed these preferred shares. Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald’s Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan.

Released shares are used to make matching allocations. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. In 1995, the Company redeemed the remaining preferred shares. Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.8 shares of McDonald’s Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations. Due to the 1999 Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald’s Corporation are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals: Participants 59 1/2 or older may withdraw all or any part of their account balances under the Plan at any time. Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP accounts. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts. In addition, participants may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit Responsive Investment Contracts held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments in the Master Trust in which the Plan holds an interest are to be presented at fair value (the Stable Value Fund). In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value, and any difference between fair value and contract value is immaterial. As a result, the adoption of the FSP would have no material impact on the statement of net assets available for benefits as of December 31, 2006 and 2005. Accordingly, management determined that no adjustment will be made as a result of adoption of the FSP.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation: Investments in the Master Trust are stated at fair value. Investments in common and preferred stocks are valued at the closing exchange prices reported by the New York Stock Exchange. The fair values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. Shares of mutual funds are valued at quoted market prices. Investments in common collective funds are valued at fair value as determined by the trustee based on the value of the underlying securities. Participant loans are valued at their outstanding balances, which approximate fair value.

The Master Trust investments include a Stable Value Fund which is a unitized fund managed by Invesco solely for the plans participating in the Master Trust. The fair values of the fully benefit-responsive investment contracts held in the Stable Value Fund have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the same process. The fair values of the wrap contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts as of the financial statement dates. The fair values of the wrapper contracts were not material as of December 31, 2006 and 2005. See the New Accounting Standard note above regarding the difference between the contract value and fair value for the investments in the Stable Value Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are accounted for on a trade-date basis. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the market value of shares of McDonald’s common stock purchased through the ESOP which has not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

Payment of Benefits: Benefits are recorded at the time of payment.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 3 - INTEREST IN MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS MASTER TRUST

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and another Company sponsored plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by The Northern Trust Company (the asset custodian). At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 98.3% and 97.4%, respectively, in allocated assets and 100% in unallocated assets for both years. Investment income and expenses are allocated to the Plan based upon its pro-rata share in the net assets of the Master Trust.

The Plan’s interest in the net assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Master Trust as of December 31, 2006 and 2005 is as follows:

	2006
	Allocated	Unallocated	Total
Investments, at fair value
Commercial paper and other short-term investments	$36,811,030	$5,484,634	$42,295,664
U.S. treasury notes	159,795	—	159,795
Common collective funds	395,845,421	—	395,845,421
Mutual funds	372,939,898	—	372,939,898
Common/preferred stocks other than McDonald’s	208,794,852	—	208,794,852
McDonald’s Corporation common stock	919,862,971	239,036,625	1,158,899,596
Participant loans	20,975,589	—	20,975,589
Securities loaned	46,196,443	—	46,196,443
Pooled cash collateral	45,544,492	—	45,544,492

Total investments	2,047,130,491	244,521,259	2,291,651,750
Obligation for collateral received for loaned securities	(45,544,492)	—	(45,544,492)
Accrued income	1,905,306	—	1,905,306

Net assets reflecting all investments at fair value	2,003,491,305	244,521,259	2,248,012,564

Net assets of master trust	$2,003,491,305	$244,521,259	$2,248,012,564

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 3 - INTEREST IN MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS MASTER TRUST (Continued)

	2005
	Allocated	Unallocated	Total
Investments, at fair value
Commercial paper and other short-term investments	$13,728,256	$4,161,601	$17,889,857
U.S. treasury notes	771,844	—	771,844
Common collective funds	396,506,814	—	396,506,814
Mutual funds	295,850,748	—	295,850,748
Common/preferred stocks other than McDonald’s	197,565,459	—	197,565,459
McDonald’s Corporation common stock	783,269,638	203,815,145	987,084,783
Participant loans	18,676,512	—	18,676,512
Securities loaned	34,622,611	—	34,622,611
Pooled cash collateral	35,533,859	—	35,533,859

Total investments	1,776,525,741	207,976,746	1,984,502,487
Obligation for collateral received for loan securities	(35,533,859)	—	(35,533,859)

Net assets reflecting all investments at fair value	1,740,991,882	207,976,746	1,948,968,628

Net assets of master trust	$1,740,991,882	$207,976,746	$1,948,968,628

Investment income for the Master Trust for the year ended December 31, 2006, is as follows:

Net appreciation in fair value of investments
Mutual funds	$36,975,221
Common collective funds	5,928,631
Common/preferred stock other than McDonalds	25,835,213
McDonald’s Corporation common stock	277,485,499
Securities loaned	154,738
Commission recapture	68,639

346,447,941
Interest	25,981,439
Dividends	35,372,093

$407,801,473

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 4 - INVESTMENT CONTRACTS

The Master Trust investments include a Stable Value Fund, managed by Invesco, which is a unitized fund established solely for the investment of assets of the plans participating in the Master Trust. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The Stable Value Fund holds synthetic guaranteed investment contracts and common collective funds as underlying investments. The contracts are included in the financial statements at fair value (which approximates contract value – See Note 2).

The investment contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a yearly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, has been determined by management not to be material to the Plan. No adjustment is reflected in the Plan’s 2006 and 2005 statements of net assets available for benefits, or in the presentation of the net assets of the Master Trust in Note 3, as the fair value of the investment contracts has been estimated to approximate their aggregate contract value.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 4 - INVESTMENT CONTRACTS (Continued)

	2006	2005
Average contract yield, in the aggregate for all contracts:
Based on annualized earnings (1)	5.00%	4.62%
Based on interest rate credited to participants (2)	5.31%	4.78%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The unallocated ESOP, as disclosed in the “Unallocated Account” column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes was paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes was paid down, leaving a total of $7,198,970 remaining.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 6 - NOTES PAYABLE (Continued)

In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes was paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes was paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes required semiannual interest payments with lump-sum principal payments at maturity date.

The Series A/B Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $239,036,625 at December 31, 2006. All Notes are guaranteed by McDonald’s Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Total
2007	$5,100	$2,570	$7,670
2008	5,217	2,628	7,845
2009	5,291	2,666	7,957
2010	5,318	2,679	7,997
2011	5,363	2,702	8,065
Beyond 2011	26,345	13,271	39,616

Total over remaining life of notes	$52,634	$26,516	$79,150

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to allow an Employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 8 - ADMINISTRATIVE FEES

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants’ accounts, including salary expenses for certain Company employees. The Company provides other administrative services to the Plan without charge.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2006, through its investment in the Master Trust, the Plan received $26,050,846 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees charged to the Plan by the Company for administrative expenses equaled approximately $733,000 during 2006 (see also Note 8).

The Master Trust received a payment in 2007 from its current and prior recordkeepers due to an adjustment to the recordkeeping fees paid by the Plan in 2006 and prior years approximating $500,000.

Certain Plan assets, which are in the Master Trust, are invested in participant loans or investments managed by The Northern Trust Company, the custodian of the Plan, therefore these transactions qualify as party-in-interest. A portion of the Master Trust’s assets are also invested in Company stock (see Note 3).

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12 - SECURITIES LENDING

The Master Trust increases its investment income by lending the Master Trust’s securities, through the asset custodian, to independent third parties. When the Master Trust lends securities, it is subject to a risk of failure by the borrower to return the loaned securities or a delay in delivery of the securities, in which case the Master Trust may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2006 and 2005, $46,196,443 and $34,622,611, respectively, of the Master Trust’s securities on loan as reported in Note 3 were secured by cash collateral with a market value of $45,544,492 and $35,533,859, respectively. At December 31, 2006 and 2005, $1,928,308 and $13,409, respectively, of non-cash collateral was not required to be reported in the financial statements.

NOTE 13 - RECLASSIFICATION

Certain 2005 amounts have been reclassified to conform with current year presentation.

(Continued)

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 14 - SUBSEQUENT EVENTS

Effective January 1, 2007, no more than 20% of a participant’s contribution elections may be invested in the McDonald’s Common Stock Fund. If a participant’s future contribution election directs the investment of more than 20% in the McDonald’s Common Stock fund, the amount shall be reduced to the maximum amount permitted to be invested in the McDonald’s Common Stock Fund and the amount in excess shall be invested in the Blended Stock/Bond Fund.

Effective May 1, 2007, two new investment options, Real Estate Securities Fund and Small Company Index Fund, will be offered by the Plan.

Effective January 1, 2007, the loan processing fee increased from $60 to $64.

On February 28, 2007, the Plan was amended to expand the definition of “compensation.”

(Continued)

SUPPLEMENTAL SCHEDULE

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor: McDonald’s Corporation

Employer Identification Number: 36-2361282

Three-Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Plan participants	Participant loans, varying maturities with interest rates ranging from 5% to 5.75%	**	$19,619,131

*	Represents a party-in-interest to the Plan

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

	By:	ADMINISTRATIVE COMMITTEE

Date: June 28, 2007	By:	/s/ Michael D. Richard
Michael D. Richard
Chairman of the
Administrative Committee